UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

UPDATES TO POSTAL BALLOT
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

UPDATES TO POSTAL BALLOT

On February 24, 2016, Infosys Limited (“Infosys” or “the Company”) issued a postal ballot (“Postal Ballot”). It is understood that certain proxy advisory firms have recommended a vote against three of the items that were proposed to be passed through the Postal Ballot as set out below:

Items 1 and 2: Approval of 2015 Stock Incentive Compensation Plan (“Plan”) and grant of stock incentives to the eligible employees of the Company and its subsidiaries under the Plan.

Item 3: Reappointment of Prof. Jeffrey S. Lehman, as an Independent Director.

The Board of Directors (“Board”) of Infosys have reviewed the reports of the proxy advisory firms. Pursuant to this review, this Form 6-K contains, in Exhibit 99.1, the response of the Board to be considered by the shareholders while making their decision on these items.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ David D. Kennedy

Date: March 22, 2016	David D. Kennedy Executive Vice President - General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Response from the Board of Infosys Limited to reports by certain advisory firms on resolutions (Items 1,2 and 3) proposed to be passed by the Postal Ballot dated February 24, 2016.